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**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC FILE NUMBER

8 – 48144

SEC Mail Processing
Section

FEB 2 4 2011

Washington, DC

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/10_____ AND ENDING ___12/31/10___
                                      MM/DD/YY   **MM/DD/YY**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

    APB FINANCIAL GROUP LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 STATE STREET, SUITE 1650
                                     (No. And Street)

NEW YORK,	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    EDWARD COYLE   (212) 293-3410
                                                          (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
                                   (Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____QUINTANO DOWNES_____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____APB FINANCIAL GROUP, LLC._____ , as of

_____DECEMBER 31, 2010_____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

Sworn to and subscribed
before me this
___day of___ 20 11

_____
Notary Public

_____
Signature

_____
CEO
Title

SHARON JONES
Notary Public, State of New York
No. 01JO5023034
Qualified in New York County
Commission Expires 1/31/20__

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
 APB Financial Group, LLC

We have audited the accompanying statement of financial condition of APB Financial Group, LLC (the "Company"), as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of APB Financial Group, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 1, 2011

APB FINANCIAL GROUP, LLC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

A S S E T S

Cash and cash equivalents	$	438,395
Due from brokers		367,177
Prepaid expenses		68,326
Fixed assets (net of accumulated depreciation of $337,797)		19,617
Other assets		43,498
TOTAL ASSETS	$	937,013

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	92,755
Commissions payable		85,746
Rebates payable		68,207
TOTAL LIABILITIES		246,708

Members' Equity:

TOTAL MEMBERS' EQUITY		690,305
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	937,013

The accompanying notes are an integral part of this financial statement.

NOTE 1   ORGANIZATION AND OPERATIONS

APB Financial Group, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), National Futures Association ("NFA"), Municipal Securities Rulemaking Board ("MSRB") and the Commodities Futures Trading Commission ("CFTC"). The Company's' operations are primarily comprised of securities transactions executed on an agency basis.

In June 2009, the Company, which was a corporation, elected to become a limited liability company. As such, they changed their name from APB Financial Group, Inc. to APB Financial Group, LLC.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1-   Valuations based on quoted prices available in active markets for identical investments.

Level 2-   Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3-   Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company's assets and liabilities recorded at fair value are categorized based upon a fair value hierarchy in accordance with ASC 820. At December 31, 2010, ASC 820 bears no material effect on the financial statements as presented.

Cash and cash equivalents

The Company considers money market funds and other highly liquid financial instruments with an original maturity of less than three months to be cash equivalents.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation Techniques – Equity Securities

The Company values investments in equity securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

The Company's policy is to value equities traded "over-the-counter" ("OTC") for which no sale was reported on the measurement date, at their last reported "bid" price if held long, and last reported "ask" price if sold short. The Company's policy is to value equities traded "over-the-counter" ("OTC") for which no sale was reported on the measurement date, within their last reported "bid-ask" range.

Income Taxes

The Company is not liable for federal and state income taxes, as the stockholder has elected to treat the Company as an "S" Corporation for income tax purposes. As such, the Company's stockholders are generally liable for taxes on corporate income and receive the benefit from corporate losses. However, the Company is liable for New York City income taxes.

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes (formerly Statement of Financial Accounting Standards No. 109 and FIN 48) which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Equipment

Equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the straight-line method as follows:

Asset	Estimated Useful Lives
Office equipment	5 years
Furniture and fixtures	7 years

Commissions and Customer Interest Rebates

Commissions earned from customer securities transactions and the related commission expense is recognized on a settlement date basis, which does not differ materially from the trade date. Customer interest rebates received from the clearing broker are recognized as earned.

NOTE 3   FIXED ASSETS

Details of fixed assets at December 31, 2010 are as follows:

Office equipment	$ 297,292
Furniture and fixtures	60,122
	357,414
Less accumulated depreciation and amortization	337,797
	$ 19,617

NOTE 4   NET CAPITAL REQUIREMENT

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010 the Company's net capital which was $550,096 was $300,096 in excess of its minimum requirement of $250,000.

NOTE 5   RELATED PARTY TRANSACTIONS

The Company is one of several affiliated companies that are commonly controlled. A portion of the commissions earned by the Company (approximately $355,900) was from investment entities sponsored by affiliates of the Company. The Company can elect to rebate a portion of the commissions earned. If expenses attributable to such entities exceed the commissions generated, a rebate receivable is recorded. If commissions generated exceed such expenses, a commission payable is recorded. For the year ended December 31, 2010, the company reimbursed $266,930 of those commissions to the affiliated companies. These reimbursements were offset by other expenses owed to the company by the affiliates companies. Additionally, compensation is paid to the members of the Company based on commission revenues earned. Certain expenses are paid by the Company on behalf of entities that are managed by an affiliate.

An affiliate of the Company has entered into a ten and one half year non-cancelable lease for office space on July 1, 2006, which expires January 31, 2017. The annual lease payments are approximately $218,000 until June 30, 2011, then $230,700 until the expiration date. The Company utilizes a portion of this space and, during 2010, bore approximately $174,000 of the affiliate's annual rental under such lease. The Company leases its portion of the space on a month to month basis from its affiliate. As a provision of this lease, the Company paid a security deposit during 2010. This security deposit is held at Jefferies & Company, Inc, in the remaining amount of $43,065, and is included in other assets on the statement of financial condition.

NOTE 6   OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. Pursuant to clearance agreements, the Company introduces all of its securities transactions to its two clearing brokers on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the securities transactions introduced by the Company. At December 31, 2010, the receivables from clearing brokers represent commissions receivable earned as an introducing broker for the transactions of its customers.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and include a minimum clearing deposit of $100,000 for each broker.

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. On July 21, 2010, congress permanently increased the FDIC deposit insurance from $100,000 to $250,000 per depositor.

NOTE 7   EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 8   EMPLOYEE BENEFIT PLAN

An affiliate of the Company has established a 401(k) and profit sharing plan. The plan covers substantially all employees of the Company and provides those employees who are eligible to participate with retirement benefits. Employees are permitted to contribute between 1% and 15% of their annual compensation, subject to certain limitations and restrictions. The Company may make discretionary profit sharing contributions to the plan during the year. For the year ended December 31, 2010, the Company elected not to make a profit sharing contribution.

NOTE 9.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 1, 2011, which is the date the financial statements were available to be issued, and no events have been identified which have been deemed material.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
  APB Financial Group, LLC.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by APB Financial Group, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with their respective detailed general ledger cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by the Company supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences, if applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the aforementioned specified parties and is not intended to be, and should not be used by, anyone other than these specified parties.

Julio & Associates, LLP

New York, New York
February 1, 2011

APB FINANCIAL GROUP, LLC.
SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

	Date Paid	Payments	Annual Assessment per Report
SIPC - 6 General Assessment	Jul. 27, 2010	$ 3,174	$ 3,174
SIPC - 7 General Assessment	Feb. 14, 2011	2,956	2,956
Total		$ 6,130	$ 6,130